



06010240

640 Great South Road
Manukau City
Private Bag
92-106
Auckland
New Zealand
Telephone
64 9 262 6000
Facsimile
64 9 262 6099

www.chh.com



5 January 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

Attention: Mr Michael Coco

Re: Carter Holt Harvey Limited
12g3-2(b) Information
File No. 82-34900

Dear Sir

Enclosed please find information that Carter Holt Harvey Limited ("CHH") is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act; and
- that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that CHH is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +64-9-262-6089.

Yours sincerely

Shehnaz Hajati
Manager - Company Secretarial

shehnaz.hajati@chh.co.nz

CARTER HOLT HARVEY LIMITED

FILE NUMBER 82-34900

Information and documents made public, distributed to Shareholders or filed with NZX, ASX, Companies Office or ASIC from 14 Nov 2005 to 4 Jan 2006

Date	Document	Tab
4 January 2006	Change of Director's Interest Notice & Disclosure of Director's Relevant Interests	1
23 December 2005	Rank Offer extended confirms Carter Holt Harvey	2
23 December 2005	Change of Director's Interest Notice	3
22 December 2005	Moody's downgrades Carter Holt Harvey	4
21 December 2005	Disclosure of Officer's Relevant Interests	5
21 December 2005	Substantial Security Holder Notice from Rank Group	6
16 December 2005	Change of Director's Interest Notice	7
15 December 2005	Disclosure of Director's Relevant Interests	8
13 December 2005	Disclosure of Officer's Relevant Interests	9
12 December 2005	Disclosure of Officer's Relevant Interests	10
9 December 2005	Rank Offer extended confirms Carter Holt Harvey	11
9 December 2005	Substantial Security Holder Notice from Rank Group	12
9 December 2005	Change of Director's Interest Notice	13
8 December 2005	Substantial Security Holder Notice from Rank Group	14
7 December 2005	Disclosure of Officer's Relevant Interests	15
6 December 2005	Change of Director's Interest Notice & Disclosure of Director's & Officer's Relevant Interests	16
5 December 2005	Substantial Security Holder Notice from Rank Group	17
5 December 2005	Disclosure of Officer's Relevant Interests	18
2 December 2005	Change of Director's Interest Notice	19
30 November 2005	Disclosure of Officer's Relevant Interests	20
29 November 2005	Disclosure of Officer's Relevant Interests	21
28 November 2005	Disclosure of Officer's Relevant Interests	22
26 November 2005	Substantial Security Holder Notice from Rank Group	23
25 November 2005	Rank Offer extended confirms Carter Holt Harvey	24
25 November 2005	Change of Director's Interest Notice	25
24 November 2005	Substantial Security Holder Notice from Rank Group	26
24 November 2005	Disclosure of Officer's Relevant Interests	27
23 November 2005	Substantial Security Holder Notice from Rank Group	28
18 November 2005	Change of Director's Interest Notice & Disclosure of Officer's Relevant Interests	29
17 November 2005	Disclosure of Officer's Relevant Interests	30
15 November 2005	Disclosure of Director's Relevant Interests	31



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Graeme Richard Hart
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	Rank Group Limited / Rank Group Investments Limited
4. Position you hold in the issuer	Director
5. Date of this disclosure notice	4-Jan-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Rank Group Investments Limited is (or will become) the registered owner of the Carter Holt Harvey shares subject to this disclosure. Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial relevant interest arising through Graeme Hart directly or indirectly owning all the shares in Rank Group Limited which in turn owns Rank Group Investments Limited.

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	15-Dec-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	15-Dec-05 to 30-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	516
13. Nature or type of transaction (as required by regulation 11(1)(a))	Acceptances received under and in respect of the takeover offer dated 14 September 2005 and on market acquisitions during the period 15 December 2005 to 30 December 2005.
14. Consideration (as required by regulation 10)	$2.50 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,113,499,656
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	5,841,208

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	As at 5pm on 30 December 2005, Rank Group Investments Limited has a relevant interest in 1,119,340,864 ordinary shares in Carter Holt Harvey.

G. Signature (as required by regulation 14)

MetRule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	23 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	23 December 2005 – 30 December 2005
No. of securities held prior to change	1,118,218,482
Class	Ordinary shares
Number acquired	1,122,382
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	1,119,340,864
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 14 September 2005.



To: Market Announcement Platform
Company Announcement Platform

Company: NZX
ASX

From: Shehnaz Hajati

Date: 23 December 2005

Subject: **Rank Offer extended confirms Carter Holt Harvey**

Carter Holt Harvey Limited confirms receipt of the attached variation notice dated 23 December 2005 from Rank Group Investments Limited (Rank) pursuant to Rule 27(d) of the Takeovers Code, which states that the offer period is extended by 21 days.

Rank's takeover offer will now close on Friday, 13 January 2006.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone: 64 9 262 6000
Facsimile: 64 9 262 6099

www.chh.com

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND
TELEPHONE: (64-9) 3666 259 FACSIMILE: (64-9) 3666 263

23 December 2005

Carter Holt Harvey Limited
640 Great South Road
AUCKLAND
By email: Shehnaz.Hajati@chh.co.nz

New Zealand Exchange Limited
Level 2, NZX Centre
11 Cable Street
WELLINGTON
By email: announce@nzx.com

The Takeovers Panel
Level 8, Unisys House
56 The Terrace
WELLINGTON
By email: takeovers.panel@takeovers.govt.nz

VARIATION NOTICE IN RELATION TO RANK GROUP INVESTMENTS LIMITED'S FULL TAKEOVER OFFER FOR CARTER HOLT HARVEY LIMITED

Rank Group Investments Limited made a full takeover offer dated 14 September 2005 for all the shares in Carter Holt Harvey Limited.

Pursuant to Rule 27(d) of the Takeovers Code, Rank hereby gives notice that the offer period is extended by 21 days. Rank's takeover offer will now close on Friday, 13 January 2006.

Yours faithfully
RANK GROUP INVESTMENTS LIMITED



Graeme Hart
Director

Rule 3.19A.2


SEC MAIL
RECEIVED
PROCESSING
JAN 12 2006
WASH, D.C.
SECTION

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	18 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	16 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	16 December 2005 – 22 December 2005
No. of securities held prior to change	1,113,653,838
Class	Ordinary shares
Number acquired	4,564,644
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	1,118,218,482
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 14 September 2005.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



To:	Market Announcement Platform Company Announcement Platform	Company:	NZX ASX
From:	Shehnaz Hajati	Date:	22 December 2005

Subject:

Moody's downgrades Carter Holt Harvey

Carter Holt Harvey Limited advises that Moody's Investors Service has lowered the Company's long-term senior unsecured rating to Ba1 from Baa3. The change in rating has been driven by uncertainty surrounding the operational and financial structure of the Company.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
John Payne
General Manager – Treasury & Taxation
Telephone 64 9 262 6056

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone 64 9 262 6000
Facsimile 64 9 262 6099

www.chh.com



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	√

B. Preliminary

1. Name	Stuart John Munro
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive - Carters
5. Date of this disclosure notice	21-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Stuart John Munro
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	20-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited.
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,800 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,800 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

21.12.05

Securities (Substantial Security Holders) Regulations 1997

Form 1 Regs. 4, 18,19

(Securities Market Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [x] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(1))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1. Carter Holt Harvey Limited
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland
Address of substantial security holder

Andrew William Harmos
Contact name for queries

+64 9 921 4301
Telephone number

2. 1,114,353,039
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

85.16%
Total percentage

Ordinary shares
Class of voting securities

1
Number of votes attached to each voting security in that class

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
3. 1,113,653,838 — Number of voting securities of the class in which a beneficial relevant interest is held	699,201 — Number of voting securities of the class in which a non-beneficial relevant interest is held
85.10% — Percentage held at date of THIS notice	0.05% — Percentage held at date of THIS notice
82.85% — Percentage held at date of LAST notice (if any)	2.02% — Percentage held at date of LAST notice (if any)
4. DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST
5. Rank Group Investments Limited — Name(s) of registered holder(s)	6. — Name(s) of registered holder(s)
7. 12/12/05 – 20/12/05 — Date(s) of transaction(s)	5(1)(d), 5(1)(e), 5(1)(f) — Provision(s) of section 5; 16/12/05 – 20/12/05 — Date(s) of transaction(s)
29,510,300 — Number of voting securities; $2.50 per share — Consideration (expressed in NZ$)	699,201 — Number of voting securities; $2.50 per share — Consideration (expressed in NZ$)

Acceptances, in respect of 3,717,973 shares, received from shareholders during the period 12 December 2005 to 20 December 2005 under a takeover offer dated 14 September 2005 by Rank Group Investments Limited for all the ordinary shares in Carter Holt Harvey Limited (the "**Shares**"). Under the terms of the takeover offer legal and beneficial title to the Shares passes to Rank Group Investments Limited contemporaneously with full payment for the Shares which must be made within 3 working days of receipt of acceptance. Accordingly, Rank Group Investments Limited holds a beneficial relevant interest in 1,113,653,838 Shares, which have been paid for, and a non-beneficial relevant interest in 699,201 Shares acquired under the offer which will become part of the beneficial relevant interest when paid for by 23 December 2005.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8. Relevant documentation:

forms part of this notice .... No

is not required to be filed .... Yes

has already been filed with the notice dated .... No

9. nil
Number of pages that accompany this notice (if any)

9 December 2005
Date of last notice (if any)

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates.

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]
Signature (unless filed by electronic means other than facsimile)

Kate Elizabeth Helem
Full name

21/12/05
Date

MetRule 3.19A.2

Appendix 3Y


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
JAN 12 2006
SECTION

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	9 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	9 December 2005 – 15 December 2005
No. of securities held prior to change	1,097,033,865
Class	Ordinary shares
Number acquired	16,619,973
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	1,113,653,838
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 14 September 2005.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change *Note: Details are only required for a contract in relation to which the interest has changed*	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Graeme Richard Hart
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	Rank Group Limited / Rank Group Investments Limited
4. Position you hold in the issuer	Director
5. Date of this disclosure notice	15-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Rank Group Investments Limited is (or will become) the registered owner of the Carter Holt Harvey shares subject to this disclosure. Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial relevant interest arising through Graeme Hart directly or indirectly owning all the shares in Rank Group Limited which in turn owns Rank Group Investments Limited.

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	10-Nov-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	10-Nov-05 to 14-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	6,457
13. Nature or type of transaction (as required by regulation 11(1)(a))	Acceptances received under and in respect of the takeover offer dated 14 September 2005 during the period 10 November 2005 to 14 December 2005.
14. Consideration (as required by regulation 10)	$2.50 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	983,740,664
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	129,758,992

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	As at 5pm on 14 December 2005, Rank Group Investments Limited has a relevant interest in 1,113,499,656 ordinary shares in Carter Holt Harvey.

G. Signature (as required by regulation 14)

[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Linda Sewell
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive - Futurebuild
5. Date of this disclosure notice	13-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Linda Sewell
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	22-Mar-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	12-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	3,150 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	3,150 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[Signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice) ☐

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice) ☑

B. Preliminary

1. Name	Owen George Nash
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	General Manager - Remuneration and Benefits
5. Date of this disclosure notice	12-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Owen George Nash
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	9-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	17,314 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	17,314 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Rhys Jones
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Operating Officer
5. Date of this disclosure notice	12-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Rhys Jones
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	*Beneficial owner of shares*

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	8-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

	[signature]



To: Market Announcement Platform — Company: NZX
Company Announcement Platform — ASX

From: Shehnaz Hajati — Date: 9 December 2005

Subject: **Rank Offer extended confirms Carter Holt Harvey**

Carter Holt Harvey Limited confirms receipt of the attached variation notice dated 9 December 2005 from Rank Group Investments Limited (Rank) pursuant to Rule 27(d) of the Takeovers Code, which states that the offer period is extended by 14 days.

Rank's takeover offer will now close on Friday, 23 December 2005.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone: 64 9 262 6000
Facsimile: 64 9 262 6099

www.chh.com

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND
TELEPHONE: (64-9) 3666 259 FACSIMILE: (64-9) 3666 263

9 December 2005

Carter Holt Harvey Limited
640 Great South Road
AUCKLAND
By email: Shehnaz.Hajati@chh.co.nz

New Zealand Exchange Limited
Level 2, NZX Centre
11 Cable Street
WELLINGTON
By email: announce@nzx.com

The Takeovers Panel
Level 8, Unisys House
56 The Terrace
WELLINGTON
By email: takeovers.panel@takeovers.govt.nz

VARIATION NOTICE IN RELATION TO RANK GROUP INVESTMENTS LIMITED'S FULL TAKEOVER OFFER FOR CARTER HOLT HARVEY LIMITED

Rank Group Investments Limited made a full takeover offer dated 14 September 2005 for all the shares in Carter Holt Harvey Limited.

Pursuant to Rule 27(d) of the Takeovers Code, Rank hereby gives notice that the offer period is extended by 14 days. Rank's takeover offer will now close on Friday, 23 December 2005.

Yours faithfully
RANK GROUP INVESTMENTS LIMITED



Graeme Hart
Director

Securities (Substantial Security Holders) Regulations 1997

Form 1 Regs. 4, 18,19

(Securities Market Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [x] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(1))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1\. Carter Holt Harvey Limited
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland
Address of substantial security holder

Andrew William Harmos
Contact name for queries

+64 9 921 4301
Telephone number

2\. 1,110,635,066
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

84.87%
Total percentage

Ordinary shares
Class of voting securities

1
Number of votes attached to each voting security in that class

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
3. 1,084,143,538 Number of voting securities of the class in which a beneficial relevant interest is held	26,491,528 Number of voting securities of the class in which a non-beneficial relevant interest is held
82.85% Percentage held at date of THIS notice	2.02% Percentage held at date of THIS notice
82.60% Percentage held at date of LAST notice (if any)	1.23% Percentage held at date of LAST notice (if any)
4. DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST
5. Rank Group Investments Limited Name(s) of registered holder(s)	6. Name(s) of registered holder(s)
7. 09/12/05 Date(s) of transaction(s)	5(1)(d), 5(1)(e), 5(1)(f) Provision(s) of section 5 09/12/05 Date(s) of transaction(s)
3,257,447 Number of voting securities $2.50 per share Consideration (expressed in NZ$)	13,601,201 Number of voting securities $2.50 per share Consideration (expressed in NZ$)

Acceptances, in respect of 13,601,201 shares, received from shareholders on 9 December 2005 under a takeover offer dated 14 September 2005 by Rank Group Investments Limited for all the ordinary shares in Carter Holt Harvey Limited (the "**Shares**"). Under the terms of the takeover offer legal and beneficial title to the Shares passes to Rank Group Investments Limited contemporaneously with full payment for the Shares which must be made within 3 working days of receipt of acceptance. Accordingly, Rank Group Investments Limited holds a beneficial relevant interest in 1,084,143,538 Shares, which have been paid for, and a non-beneficial relevant interest in 26,491,528 Shares acquired under the offer which will become part of the beneficial relevant interest when paid for by 14 December 2005.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8\. Relevant documentation:

forms part of this notice .... No

is not required to be filed .... Yes

has already been filed with the notice dated .... No

9\. nil
Number of pages that accompany this notice (if any)

8 December 2005
Date of last notice (if any)

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates.

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

Signature (unless filed by electronic means other than facsimile)

Nigel Joseph Gleeson
Full name

09/12/05
Date


Rule 3.19A.2
RECEIVED
JAN 12 2006
213

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	2 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	2 December 2005 – 8 December 2005
No. of securities held prior to change	1,074,445,130
Class	Ordinary shares
Number acquired	22,588,735
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	1,097,033,865
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 14 September 2005.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Securities (Substantial Security Holders) Regulations 1997

Form 1 Regs. 4, 18, 19

(Securities Market Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [x] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(1))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1\. Carter Holt Harvey Limited
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland
Address of substantial security holder

Andrew William Harmos
Contact name for queries

+64 9 921 4301
Telephone number

2\. 1,097,033,865
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

83.83%
Total percentage

Ordinary shares
Class of voting securities

1
Number of votes attached to each voting security in that class

BENEFICIAL RELEVANT INTERESTS		NON-BENEFICIAL RELEVANT INTERESTS	
3. Number of voting securities of the class in which a beneficial relevant interest is held	1,080,886,091	Number of voting securities of the class in which a non-beneficial relevant interest is held	16,147,774
Percentage held at date of THIS notice	82.60%	Percentage held at date of THIS notice	1.23%
Percentage held at date of LAST notice (if any)	82.04%	Percentage held at date of LAST notice (if any)	0.56%
4. DETAILS OF EACH RELEVANT INTEREST		DETAILS OF EACH RELEVANT INTEREST	
5. Name(s) of registered holder(s)	Rank Group Investments Limited	6. Name(s) of registered holder(s)	
7. Date(s) of transaction(s)	06/12/05-08/12/05	Provision(s) of section 5	5(1)(d), 5(1)(e), 5(1)(f)
		Date(s) of transaction(s)	06/12/05-08/12/05
Number of voting securities	7,375,948	Number of voting securities	16,147,774
Consideration (expressed in NZ$)	$2.50 per share	Consideration (expressed in NZ$)	$2.50 per share

Acceptances, in respect of 16,147,774 shares, received from shareholders during the period 6 December 2005 to 8 December 2005 under a takeover offer dated 14 September 2005 by Rank Group Investments Limited for all the ordinary shares in Carter Holt Harvey Limited (the "**Shares**"). Under the terms of the takeover offer legal and beneficial title to the Shares passes to Rank Group Investments Limited contemporaneously with full payment for the Shares which must be made within 3 working days of receipt of acceptance. Accordingly, Rank Group Investments Limited holds a beneficial relevant interest in 1,080,886,091 Shares, which have been paid for, and a non-beneficial relevant interest in 16,147,774 Shares acquired under the offer which will become part of the beneficial relevant interest when paid for by 13 December 2005.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8\. Relevant documentation:

forms part of this notice .... No

is not required to be filed .... Yes

has already been filed with the notice dated .... No

9\. nil
Number of pages that accompany this notice (if any)

5 December 2005
Date of last notice (if any)

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates.

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]
Signature (unless filed by electronic means other than facsimile)

Nigel Joseph Gleeson
Full name

08/12/05
Date



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Ian Unwin
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Operating Officer
5. Date of this disclosure notice	7-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Ian Unwin
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	22-Mar-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	5-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	3,150 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	3,150 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Ian Unwin
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Operating Officer
5. Date of this disclosure notice	7-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Ian Unwin & Mary Unwin
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares jointly with Mrs M Unwin

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	5-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	12,000 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	12,000 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Michael James Falconer
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Financial Officer
5. Date of this disclosure notice	7-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Michael James Falconer, Kirsten Elizabeth Falconer and Matthew Ludlow Whineray as Trustees of the Falconer Family Trust.
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial interest (shares are owned by the Falconer Family Trust of which Mr Falconer is a discretionary beneficiary)

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	10-May-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	6-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	150,000 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	150,000 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Peter Martin Springford
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive Officer and Managing Director
5. Date of this disclosure notice	6-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Peter Martin Springford
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial Interest

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	5-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	750 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	750 Ordinary Shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Peter Martin Springford
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive Officer and Managing Director
5. Date of this disclosure notice	6-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Anthea Robin Springford
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Non-Beneficial interest in shares held by associated person

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	5-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	825 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	825 Ordinary Shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Peter Martin Springford
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive Officer and Managing Director
5. Date of this disclosure notice	6-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Benjamin Walter Springford
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Non-Beneficial interest in shares held by associated person

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	5-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	150 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	150 Ordinary Shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Peter Martin Springford
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive Officer and Managing Director
5. Date of this disclosure notice	6-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Hugh Newick Springford
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Non-Beneficial interest in shares held by associated person

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	5-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	150 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	150 Ordinary Shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Peter Martin Springford
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive Officer and Managing Director
5. Date of this disclosure notice	6-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Patrick David Springford
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Non-Beneficial interest in shares held by associated person

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	5-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	150 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	150 Ordinary Shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice) ☐

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice) ☑

B. Preliminary

1. Name	Peter Martin Springford
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive Officer and Managing Director
5. Date of this disclosure notice	6-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Peter Martin Springford, Anthea Robin Springford and John Francis Springford as Trustees of the Springford Family Trust.
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial interest (shares are owned by the Springford Family Trust of which Mr Springford is a discretionary beneficiary)

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	21-Feb-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	5-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	70,187 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	70,187 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]


RECEIVED
JAN 1 2 2006
213
SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Martin Springford
Date of last notice	21 February 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	– Anthea Robin Springford (Associated Person) – Benjamin Walter Springford (Associated Person) – Hugh Newick Springford (Associated Person) – Patrick David Springford (Associated Person) – Shares are owned by Peter Martin Springford, Anthea Robin Springford and John Francis Springford as Trustees of the Springford Family Trust (of which Mr P Springford is a discretionary beneficiary)
Date of change	5 December 2005
No. of securities held prior to change	**Carter Holt Harvey Limited** **Direct Interest** 750 – Ordinary shares (Peter Martin Springford) **Indirect Interest** 825 – Ordinary shares (Anthea Robin Springford) 150 – Ordinary shares (Benjamin Walter Springford) 150 – Ordinary shares (Hugh Newick Springford) 150 – Ordinary shares (Patrick David Springford) 70,187 – Ordinary shares (Springford Family Trust)
Class	Ordinary Shares
Number acquired	Nil

Number disposed	**Carter Holt Harvey Limited** **Direct Interest** 750 – Ordinary shares (Peter Martin Springford) **Indirect Interest** 825 – Ordinary shares (Anthea Robin Springford) 150 – Ordinary shares (Benjamin Walter Springford) 150 – Ordinary shares (Hugh Newick Springford) 150 – Ordinary shares (Patrick David Springford) 70,187 – Ordinary shares (Springford Family Trust)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	**Carter Holt Harvey Limited** **Direct Interest** Nil – Ordinary shares (Peter Martin Springford) **Indirect Interest** Nil – Ordinary shares (Anthea Robin Springford) Nil – Ordinary shares (Benjamin Walter Springford) Nil – Ordinary shares (Hugh Newick Springford) Nil – Ordinary shares (Patrick David Springford) Nil – Ordinary shares (Springford Family Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Helen Julia Roach
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Human Resources Manager (Forests)
5. Date of this disclosure notice	6-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Helen Julia Roach
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	9-Jun-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	2-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

Helen J Roach.

Securities (Substantial Security Holders) Regulations 1997

Form 1 Regs. 4, 18,19

(Securities Market Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [✓] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(1))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1. Name of public issuer: Carter Holt Harvey Limited

Name of substantial security holder: Rank Group Investments Limited

Address of substantial security holder: PO Box 3515, Auckland

Contact name for queries: Andrew William Harmos

Telephone number: +64 9 921 4301

2. Total number of voting securities of the public issuer in which a relevant interest is held: 1,080,886,091

Total number of voting securities issued by public issuer: 1,308,600,047

Total percentage: 82.60%

Class of voting securities: Ordinary shares

Number of votes attached to each voting security in that class: 1

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
3. Number of voting securities of the class in which a (non-)beneficial relevant interest is held	1,073,510,143	7,375,948
Percentage held at date of THIS notice	82.04%	0.56%
Percentage held at date of LAST notice (if any)	75.95%	5.48%

4. DETAILS OF EACH RELEVANT INTEREST

	BENEFICIAL	NON-BENEFICIAL
5./6. Name(s) of registered holder(s)	Rank Group Investments Limited	
Provision(s) of section 5		5(1)(d), 5(1)(e), 5(1)(f)
7. Date(s) of transaction(s)	28/11/05-05/12/05	01/12/05-05/12/05
Number of voting securities	79,620,784	7,375,948
Consideration (expressed in NZ$)	$2.50 per share	$2.50 per share

Acceptances, in respect of 15,303,781 shares, received from shareholders during the period 28 November 2005 to 5 December 2005 under a takeover offer dated 14 September 2005 by Rank Group Investments Limited for all the ordinary shares in Carter Holt Harvey Limited (the "**Shares**"). Under the terms of the takeover offer legal and beneficial title to the Shares passes to Rank Group Investments Limited contemporaneously with full payment for the Shares which must be made within 3 working days of receipt of acceptance. Accordingly, Rank Group Investments Limited holds a beneficial relevant interest in 1,073,510,143 Shares, which have been paid for, and a non-beneficial relevant interest in 7,375,948 Shares acquired under the offer which will become part of the beneficial relevant interest when paid for by 8 December 2005.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8. Relevant documentation:

forms part of this notice: No

is not required to be filed: Yes

has already been filed with the notice dated: No

9. Number of pages that accompany this notice (if any): nil

Date of last notice (if any): 26 November 2005

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates:

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

Signature (unless filed by electronic means other than facsimile): [signature]

Full name: Kate Elizabeth Helem

Date: 05/12/05



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Jeremy Hugh Howie Fleming
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive - Forests
5. Date of this disclosure notice	5-Dec-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Jeremy Hugh Howie Fleming
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Data (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	1-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	3,169 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	3,169 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

MetRule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	25 November 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	25 November 2005 – 1 December 2005
No. of securities held prior to change	1,014,971,345
Class	Ordinary shares
Number acquired	59,473,785
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	1,074,445,130
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 14 September 2005.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Robert de Beer
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	General Manager Strategy
5. Date of this disclosure notice	30-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Robert de Beer
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	8-Jun-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	25-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Mark Lindsay Fankhauser
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive - Packaging NZ
5. Date of this disclosure notice	30-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Mark Lindsay Fankhauser
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	25-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Mark Lindsay Fankhauser
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive - Packaging NZ
5. Date of this disclosure notice	30-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Hilary Anne Fankhauser
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Non-Beneficial interest in shares held by associated person

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	24-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	5,850 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	5,850 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Mark Lindsay Fankhauser
2. NZX company code of Issuer	CAH
Name of Issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the Issuer	Chief Executive - Packaging NZ
5. Date of this disclosure notice	30-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Hilary Fankhauser (Tyrol Family A/c)
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Non-beneficial interest in shares held by associated person through family trust.

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	24-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	2,625 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	2,625 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Shehnaz Hajati
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Manager - Company Secretarial
5. Date of this disclosure notice	29-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Shehnaz Hajati
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	16-Mar-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	25-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	3,150 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	3,150 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[Signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Owen George Nash
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	General Manager - Remuneration and Benefits
5. Date of this disclosure notice	29-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Kevin Norman Nash & Owen George Nash
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Non-beneficial interest in shares as Trustee Executor for Estate of CE Nash on behalf beneficiaries Aaron Paul Nash and Alaina Joan Nash.

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	24-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	8,250 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	8,250 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Owen George Nash
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	General Manager - Remuneration and Benefits
5. Date of this disclosure notice	29-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Elizabeth Wendy Nash
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Non-Beneficial Interest in shares held by associated person

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	24-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	3,750 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	3,750 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice) [ ]

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice) [✓]

B. Preliminary

1. Name	John Anthony Payne
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	General Manager Treasury & Tax
5. Date of this disclosure notice	29-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	John Anthony Payne
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	16-Mar-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	24-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[Signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Christine Violet Burns
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Controller
5. Date of this disclosure notice	28-Nov-05

C. Nature of relevant interest

Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Christine Violet Burns
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	22-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	975 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	975 ordinary shares

Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

C V Burns



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Craig Martin Forman
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive - Fullcircle
5. Date of this disclosure notice	28-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Craig Martin Forman
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	22-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Ian Ransom Myers
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive - CHH Panels
5. Date of this disclosure notice	28-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Ian Ransom Myers
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	22-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]

Securities (Substantial Security Holders) Regulations 1997

Form 1 Regs. 4, 18, 19

(Securities Market Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [x] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(1))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1. Carter Holt Harvey Limited
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland
Address of substantial security holder

Andrew William Harmos
Contact name for queries

+64 9 921 4301
Telephone number

2. 1,065,582,310
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

81.43%
Total percentage

Ordinary shares
Class of voting securities

1
Number of votes attached to each voting security in that class

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
3. Number of voting securities of the class in which a relevant interest is held	993,889,359	71,692,951
Percentage held at date of THIS notice	75.95%	5.48%
Percentage held at date of LAST notice (if any)	75.85%	1.71%

4. DETAILS OF EACH RELEVANT INTEREST (beneficial)

5. Rank Group Investments Limited
Name(s) of registered holder(s)

7. 25/11/05
Date(s) of transaction(s)

1,289,793
Number of voting securities

$2.50 per share
Consideration (expressed in NZ$)

DETAILS OF EACH RELEVANT INTEREST (non-beneficial)

6.
Name(s) of registered holder(s)

5(1)(d), 5(1)(e), 5(1)(f)
Provision(s) of section 5

25/11/05
Date(s) of transaction(s)

50,610,965
Number of voting securities

$2.50 per share
Consideration (expressed in NZ$)

Acceptances, in respect of 50,610,965 shares, received from shareholders on 25 November 2005 under a takeover offer dated 14 September 2005 by Rank Group Investments Limited for all the ordinary shares in Carter Holt Harvey Limited (the "**Shares**"). Under the terms of the takeover offer legal and beneficial title to the Shares passes to Rank Group Investments Limited contemporaneously with full payment for the Shares which must be made within 3 working days of receipt of acceptance. Accordingly, Rank Group Investments Limited holds a beneficial relevant interest in 993,889,359 Shares, which have been paid for, and a non-beneficial relevant interest in 71,692,951 Shares acquired under the offer which will become part of the beneficial relevant interest when paid for by 30 November 2005.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8. Relevant documentation:

forms part of this notice	No
is not required to be filed	Yes
has already been filed with the notice dated	No

9. nil
Number of pages that accompany this notice (if any)

24 November 2005
Date of last notice (if any)

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates.

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]
Signature (unless filed by electronic means other than facsimile)

Nigel Joseph Gleeson
Full name

26/11/05
Date



To: Market Announcement Platform — Company: NZX
Company Announcement Platform — ASX

From: Shehnaz Hajati — Date: 25 November 2005

Subject: Rank Offer extended confirms Carter Holt Harvey

Carter Holt Harvey Limited confirms receipt of the attached variation notice dated 25 November 2005 from Rank Group Investments Limited (Rank) pursuant to Rule 27(d) of the Takeovers Code, which states that the offer period is extended by 14 days.

Rank's takeover offer will now close on Friday, 9 December 2005.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone: 64 9 262 6000
Facsimile: 64 9 262 6099

www.chh.com

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND
TELEPHONE: (64-9) 3666 259 FACSIMILE: (64-9) 3666 263

25 November 2005

Carter Holt Harvey Limited
640 Great South Road
AUCKLAND
By email: Shehnaz.Hajati@chh.co.nz

New Zealand Exchange Limited
Level 2, NZX Centre
11 Cable Street
WELLINGTON
By email: announce@nzx.com

The Takeovers Panel
Level 8, Unisys House
56 The Terrace
WELLINGTON
By email: takeovers.panel@takeovers.govt.nz

VARIATION NOTICE IN RELATION TO RANK GROUP INVESTMENTS LIMITED'S FULL TAKEOVER OFFER FOR CARTER HOLT HARVEY LIMITED

Rank Group Investments Limited made a full takeover offer dated 14 September 2005 for all the shares in Carter Holt Harvey Limited.

Pursuant to Rule 27(d) of the Takeovers Code, Rank hereby gives notice that the offer period is extended by 14 days. Rank's takeover offer will now close on Friday, 9 December 2005.

Yours faithfully
RANK GROUP INVESTMENTS LIMITED



Graeme Hart
Director

MetRule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	18 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	18 November 2005 – 24 November 2005
No. of securities held prior to change	989,628,012
Class	Ordinary shares
Number acquired	25,343,333
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	1,014,971,345
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 14 September 2005.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Securities (Substantial Security Holders) Regulations 1997

Form 1 Regs. 4, 18,19

(Securities Market Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [x] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(1))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1. Carter Holt Harvey Limited
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland
Address of substantial security holder

Andrew William Harmos
Contact name for queries

+64 9 921 4301
Telephone number

2. 1,014,971,345
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

77.56%
Total percentage

Ordinary shares
Class of voting securities

1
Number of votes attached to each voting security in that class

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
3. 992,599,566 — Number of voting securities of the class in which a beneficial relevant interest is held	22,371,779 — Number of voting securities of the class in which a non-beneficial relevant interest is held
75.85% — Percentage held at date of THIS notice	1.71% — Percentage held at date of THIS notice
75.62% — Percentage held at date of LAST notice (if any)	0.33% — Percentage held at date of LAST notice (if any)
4. DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST
5. Rank Group Investments Limited — Name(s) of registered holder(s)	6. — Name(s) of registered holder(s)
7. 23/11/05 – 24/11/05 — Date(s) of transaction(s)	5(1)(d), 5(1)(e), 5(1)(f) — Provision(s) of section 5; 23/11/05-24/11/05 — Date(s) of transaction(s)
2,971,554 — Number of voting securities; $2.50 per share — Consideration (expressed in NZ$)	21,081,986 — Number of voting securities; $2.50 per share — Consideration (expressed in NZ$)

Acceptances, in respect of 21,081,986 shares, received from shareholders during the period 23 November 2005 to 24 November 2005 under a takeover offer dated 14 September 2005 by Rank Group Investments Limited for all the ordinary shares in Carter Holt Harvey Limited (the "**Shares**"). Under the terms of the takeover offer legal and beneficial title to the Shares passes to Rank Group Investments Limited contemporaneously with full payment for the Shares which must be made within 3 working days of receipt of acceptance. Accordingly, Rank Group Investments Limited holds a beneficial relevant interest in 992,599,566 Shares, which have been paid for, and a non-beneficial relevant interest in 22,371,779 Shares acquired under the offer which will become part of the beneficial relevant interest when paid for by 29 November 2005.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8. Relevant documentation:

forms part of this notice .... No

is not required to be filed .... Yes

has already been filed with the notice dated .... No

9. nil
Number of pages that accompany this notice (if any)

22 November 2005
Date of last notice (if any)

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates.

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]
Signature (unless filed by electronic means other than facsimile)

Kate Elizabeth Helem
Full name

24/11/05
Date



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Kenneth John Robertson
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Manager - CHH Timber
5. Date of this disclosure notice	24-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Kenneth John Robertson
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	15-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,725 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,725 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

KJ Robertson.

Securities (Substantial Security Holders) Regulations 1997

Form 1 Regs. 4, 18,19

(Securities Market Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

☐ Notice that a person has become a substantial security holder (section 20(3))

☐ Notice that a person has ceased to be a substantial security holder (section 21(3))

☑ Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(1))

☐ Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1. Carter Holt Harvey Limited
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland
Address of substantial security holder

Andrew William Harmos
Contact name for queries

+64 9 921 4301
Telephone number

2. 993,889,359
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

75.95%
Total percentage

Ordinary shares
Class of voting securities

1
Number of votes attached to each voting security in that class

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
3. 989,628,012 Number of voting securities of the class in which a beneficial relevant interest is held	4,261,347 Number of voting securities of the class in which a non-beneficial relevant interest is held
75.62% Percentage held at date of THIS notice	0.33% Percentage held at date of THIS notice
71.33% Percentage held at date of LAST notice (if any)	3.54% Percentage held at date of LAST notice (if any)
4. DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST
5. Rank Group Investments Limited Name(s) of registered holder(s)	6. Name(s) of registered holder(s)
7. 7/1/05-17/11/05 Date(s) of transaction(s)	5(1)(d), 5(1)(e), 5(1)(f) Provision(s) of section 5 18/11/05-22/11/05 Date(s) of transaction(s)
56,177,392 Number of voting securities $2.50 per share Consideration (expressed in NZ$)	4,261,347 Number of voting securities $2.50 per share Consideration (expressed in NZ$)

Acceptances, in respect of 12,966,639 shares, received from shareholders during the period 7 November 2005 to 22 November 2005 under a takeover offer dated 14 September 2005 by Rank Group Investments Limited for all the ordinary shares in Carter Holt Harvey Limited (the "**Shares**") and 1,190,430 Shares purchased on market under Rule 36 of the Takeovers Code during the period 7 November 2005 to 9 November 2005. Under the terms of the takeover offer legal and beneficial title to the Shares passes to Rank Group Investments Limited contemporaneously with full payment for the Shares which must be made within 3 working days of receipt of acceptance. The Shares acquired on market were likewise paid for within 3 working days. Accordingly, Rank Group Investments Limited holds a beneficial relevant interest in 989,628,012 Shares, which have been paid for, and a non-beneficial relevant interest in 4,261,347 Shares acquired under the offer which will become part of the beneficial relevant interest when paid for by 25 November 2005.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8. Relevant documentation:

forms part of this notice .... No

is not required to be filed .... Yes

has already been filed with the notice dated .... No

9. nil
Number of pages that accompany this notice (if any)

4 November 2005
Date of last notice (if any)

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates.

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature] Kate Elizabeth Helem 22/11/05

Appendix 3Y


Rule 3.19A.2
RECEIVED
JAN 12 2006
213

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	11 November 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	11 November 2005 – 17 November 2005
No. of securities held prior to change	984,938,805
Class	Ordinary shares
Number acquired	4,689,207
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	989,628,012
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 14 September 2005.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Nicolas William Garrick Short
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	General Counsel
5. Date of this disclosure notice	18-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Nicolas William Garrick Short
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	17-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	2,100 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	2,100 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Jonathon Paul Tombleson
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	General Manager - Corporate Services
5. Date of this disclosure notice	18-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Jonathon Paul Tombleson
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	13-Jun-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	14-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)





DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Paul Carl Mackay
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	General Manager - Employment Relations
5. Date of this disclosure notice	17-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Paul Carl Mackay
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	2-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	487 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	487 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Jonathan Parker Mason
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex Director
5.Date of this disclosure notice	15-Nov-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Jonathan Parker Mason
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	4-Mar-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	9-Nov-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	On-market disposal of ordinary shares
14. Consideration (as required by regulation 10)	NZ$2.50 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	15,975 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	15,975 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

Jonathan P. Mason